Andina Acquisition Corp. III

Calle 113 # 7-45 Torre B

Officina 1012

Bogota, Colombia

VIA EDGAR

June 15, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Sergio Chinos
Asia Timmons-Pierce

Re:	Andina Acquisition Corp. III
Registration Statement on Form S-1
Filed May 26, 2021
File No. 333-256487

Ladies and Gentlemen:

Andina Acquisition Corp. III (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on June 9, 2021, regarding the Registration Statement on Form S-1 submitted to the Commission on May 26, 2021.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes made in response to the Staff’s comments have been made in the Amended Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on the date hereof. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Registration Statement.

Form S-1 filed May 26, 2021

General

1.	We note that the PIPE Shares to be registered will be issued in a private placement that will be consummated simultaneously with the closing of the business combination with Stryve Foods, LLC. Generally, privately-placed securities may not be registered for resale before they are outstanding. Please refer to Securities Act Sections Compliance and Disclosure Interpretation Question 139.11. As such, please provide us with a detailed analysis to support the conclusion that the private placement of all shares covered by this registration statement was completed at the time of filing.

In Compliance and Disclosure Interpretation Questions 134.01 and 139.11, the Staff formulated a set of requirements that allow parties to deem that a private placement that does not close until after the filing of the resale registration statement has been completed for purposes of Rule 152. The Staff’s guidance under CD&I 134.01 and 139.11 states that the registration for resale of securities prior to the issuance is permitted if the company has completed a sale of the securities under Section 4(a)(2) of the Securities Act to the investors, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement or conditions outside the control of the investors, and the investors are at market risk at the time of filing of the registration statement.

The determination of whether a sale has been completed under Section 4(a)(2) prior to the filing of the resale registration statement does not hinge on the closing and issuance of the securities, but rather on the timing of the investment decision in the private offering, including whether commitments are in place from all investors (i.e., the investors are irrevocably bound to purchase the securities), subject only to the filing or effectiveness of the registration statement or conditions outside the control of the investors so that there is no further investment decision after the filing of the resale registration statement, and the investors have market risk at the time the resale registration statement is filed. The Company’s analysis of such factors is set forth below:

1) The investors must be irrevocably bound to purchase a number of securities that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date. There can be no conditions to closing within an investor’s control or that an investor can cause not to be satisfied.

The subscription agreement for each PIPE Investor included a set purchase price of $10.00 per share (with a set number of PIPE shares issuable to the Closing PIPE Investors) and with the number of PIPE Shares issuable to the Bridge PIPE Investors, whose subscription obligations thereunder will be satisfied by the surrender of all principal and accrued but unpaid interest under such Bridge Notes, at a 20% discount to the Closing PIPE Investors (or $8.00 per share), with the exact number of shares to be issued to be determined based on the amount of outstanding principal and accrued but unpaid interest under the applicable Bridge Note determined within five days of the closing of the investment, which is not based on market price or a fluctuating ratio. The interest on the Bridges Notes accrues at a fixed rate and it not otherwise in the control of the investors as they have irrevocably committed to accepting shares in exchange for all accrued interest at a rate of $8.00 per share. As a result, the purchase price is neither contingent upon the market price, nor subject to adjustment at the time of effectiveness of the resale registration statement or at any time after effectiveness of the resale registration statement.

There are also no conditions to closing that were in the PIPE Investors’ control or that the PIPE Investors could cause to be satisfied that had not been complied with prior to the filing of the resale registration statement on May 26, 2021. The only material condition to closing is the completion of the Business Combination, which is outside of the investors’ control.

2) The investors must be at market risk at the time that the resale registration statement is filed.

The investors’ full subscription amount has been at market risk since January 28, 2021, when they entered into the subscription agreement and registration rights agreement with respect to the PIPE Investment at a fixed purchase price, and continued to be a market risk at the time of the filing of the resale registration statement on March 26, 2021.

For the reasons above, the Company believes that the private placement complies with guidance under CD&I 134.01 and 139.11 and that the private placement was effectively completed under Section 4(a)(2) prior to the filing of the registration statement on May 26, 2021, with the closing of the private placement contingent on the closing of the Business Combination, and the investors were at market risk at the time of the filing.

2.	Please revise your registration statement to incorporate all material changes made to your registration statement on Form S-4 initially filed on March 31, 2021.

In response to the Staff’s comment, we have revised the disclosure to incorporate all material changes reflected in the Company’s registration statement on Form S-4 initially filed on March 31, 2021, including the amendments thereto.

We thank the Staff for its review of the foregoing and the registration statement. If you have further comments, please feel free to contact to our counsel, Wei Wang, Esq., at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Julio A. Torres
Julio A. Torres
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP